

Mail Stop 3233

August 18, 2016

Via E-mail
Joseph Ryan
Madyson Equity Group, LP
c/o Madyson Capital Management, LLC
3204 N. Academy Blvd., Suite 120
Colorado Springs, Colorado 80917

> **Re: Madyson Equity Group, LP**
> **Amendment No. 2 to**
> **Draft Offering Statement on Form 1-A**
> **Submitted August 10, 2016**
> **CIK No. 0001672461**

Dear Mr. Ryan:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure on page 25 that there are currently no conflicts of interest between the Company, the General Partner, the General Partner's Principals, or affiliates. We also note from your prior performance disclosure that MCM appears to be a general partner or affiliate of the general partner in other investment entities engaged in making similar investments. Please tell us how you determined that there are currently no conflicts of interest. Refer to Section 5.A of Industry Guide 5.

2. Please revise your disclosure to include a prior performance narrative summary. Refer to Section 8.A of Industry Guide 5.

Director, Executive Officers, Promoters and Control Persons, page 42

3. Please revise to remove Mr. Brady from the table as it appears he no longer serves as CFO.

Prior Performance Table, page 46

4. Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and Disclosure Guidance Topic Number 6.

5. We note your disclosure of real estate investments in REIT stock of unaffiliated programs by the General Partner. It is unclear if this table is intended to provide information regarding sales or disposals of property by programs with similar investment objectives within the most recent three years, as contemplated by Table V of Guide 5. Table V, however, calls for disclosure of sales or disposals of property by the Sponsor's programs with similar investment objectives within the most recent three years. Please tell us how you determined it would be appropriate to include this disclosure given that MCM did not sponsor these programs.

You may contact Paul Cline, Staff Accountant, at (202) 551-3851 or Eric McPhee, Staff Accountant, at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel at (202) 551-3799 or Kim McManus, Senior Attorney, at (202) 551-3215 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Jillian Sidoti, Esq.